

October 19, 2022

Mr. Franco Valle
Chief Financial Officer
Biomea Fusion, Inc.
900 Middlefield Road, 4th Floor
Redwood City, CA 94063

      Re: Biomea Fusion, Inc.
           Registration Statement on Form S-3
           Filed on October 14, 2022
           File No. 333-267884

Dear Mr. Franco Valle:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Alicia Tschirhart